September 12, 2018

Robert Monster
Chief Executive Officer
DigitalTown, Inc.
2155 112th Ave NE
Bellevue, WA 98004

       Re: DigitalTown, Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed September 12, 2018
           File No. 333-225432

Dear Mr. Monster:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form S-1

Directors and Executive Officers, page 15

1. Please disclose that David Carter was appointed the Chief Financial Officer on August 8,
       2018 and provide a description of his business experience during the past 5 years.
       See Item 401(e) of Regulation S-K. Further, revise the signature page to have Mr. Carter sign the registration statement in his individual capacity. This signature should appear in the second signature block of the signature section. See Instruction 1 to Signatures.
 Robert Monster
DigitalTown, Inc.
September 12, 2018
Page 2

      Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any other questions.



                                                        Sincerely,

FirstName LastNameRobert Monster                        Division of Corporation
Finance
                                                        Office of Information
Technologies
Comapany NameDigitalTown, Inc.
                                                        and Services
September 12, 2018 Page 2
cc:       James B. Parsons
FirstName LastName